Appendix A*

Fund	Operating Expense Limit	Effective Date	Initial Term End Date	Renewal Term End Date
Arrow DWA Tactical: Macro ETF	1.40%	September 25, 2014	November 30, 2015	April 30, 2023

Arrow Reserve Capital Management ETF	0.50%	March 21, 2017	November 30, 2018	May 31, 2023
Arrow DWA Tactical: International ETF	0.95%	December 15, 2017	December 31, 2018	April 30, 2023

*Amended April 26, 2022. Fee waivers and expense reimbursements are subject to possible recoupment from the Fund in future years on a rolling three-year basis (within the three years after the fees have been waived or reimbursed) if such recoupment can be achieved within the lower of foregoing expense limit or the expense limit that was in place at the time of waiver.